Exhibit 4.1

Description of Registrant's Securities

General

RF Industries, Ltd. (together with subsidiaries, the “Corporation,” “we,” “us,” or “our”) is authorized to issue up to 20,000,000 shares of common stock, $0.01 par value. The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (1) our Amended and Restated Articles of Incorporation (“Articles”) filed as an Exhibit to our Form 10-K, and (2) our Amended and Restated Bylaws (“Bylaws”) filed as an Exhibit to our Form 10-K. We encourage you to read the Articles and the Bylaws, as well as the applicable provisions of the Nevada Revised Statutes (the “NRS”), for additional information.

Common Stock

The Corporation has one class of common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders and have cumulative voting rights in the election of directors.

No stockholders of the Corporation shall have preemptive rights to any stock of the Corporation now or hereafter authorized.

Shareholders do not have cumulative voting rights in the election of directors. The election of directors of the Corporation is decided by plurality vote and all other questions are decided by majority vote of shareholders present in person or by proxy, except as otherwise required by the NRS.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future.

Board of Directors

Our Bylaws provide for the classification of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, with staggered terms of office. At each annual meeting of stockholders, the successors to the class of directors whose terms expire at that meeting will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election and until their successors have been duly elected and qualified.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

Our Articles and Bylaws contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following: (a) a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the board of directors, and (b) no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates, (c) advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us. These provisions could inhibit or prevent possible transactions that some stockholders may consider attractive.

Nevada Anti-Takeover Law and Charter and Bylaws Provisions

NRS sections 78.378 to 78.3793 provide state regulation over the acquisition of controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. This statute currently does not apply to our Corporation because in order to be applicable, we would need to have a specified number of Nevada residents as shareholders, and we would have to do business in Nevada directly or through an affiliate.